UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

ValueSetters, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

92046U 10 6

(CUSIP Number)

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 9, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92046U 10 6	13D	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Coreen Kraysler
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 45,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 45,000,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 92046U 10 6	13D	Page 2 of 3 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 (the “Common Stock”), of the issuer, ValueSetters, Inc. The address of the principal executive office is 745 Atlantic Avenue, Boston, MA, 02111. Its phone number is 781-925-1700 and website is www.valuesetters.com.

Item 2.  Identity and Background.

This Statement is being filed by Coreen Kraysler (the “Reporting Person”). Ms. Kraysler is the Chief Financial Officer of the issuer.

The address of the principal executive office of the Reporting Person is ValueSetters, Inc. 745 Atlantic Avenue, Boston, MA 02111

During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

As previously disclosed in the issuer’s filings on Form 10-Q for the quarter ended July 31, 2019, the Reporting Person has received stock-based compensation. Pursuant to employment agreements, the Reporting Person received 20,000,000 shares of Common stock that fully vested on July 31, 2019 and agreed to accept 25,000,000 shares of Common Stock as compensation for services until August 31, 2021.

Item 4.  Purpose of Transaction.

Compensation for services; investment.

Item 5.  Interest in Securities of the Issuer.

Officer, Active

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Employment agreement executed by the issuer and Coreen Kraysler on September 9, 2019

Item 7.  Material to Be Filed as Exhibits.

Employment Agreement incorporated by reference to Exhibit 10.2 on ValueSetters Inc.’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2019.

CUSIP No. 92046U 10 6	13D	Page 3 of 3 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2019

/s/ Coreen Kraysler
Coreen Kraysler